NEWS RELEASE
T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2020 RESULTS

BALTIMORE (October 29, 2020) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the third quarter of 2020.
▪Assets under management end quarter at $1.31 trillion
▪Net client outflows of $5.3 billion for Q3 2020
▪Net revenues of $1.6 billion for Q3 2020
▪Diluted earnings per common share of $2.73 for Q3 2020
▪Adjusted non-GAAP diluted earnings per common share of $2.55 for Q3 2020
▪Long-term investment performance remains strong

Financial Highlights

	Three Months ended			Nine months ended
(in millions, except per-share data)	9/30/2020	9/30/2019	% change	9/30/2020	9/30/2019	% change

U.S. GAAP basis
Investment advisory fees	$1,469.3	$1,303.4	12.7%	$4,090.9	$3,767.8	8.6%
Net revenues	$1,595.8	$1,426.7	11.9%	$4,473.8	$4,149.2	7.8%
Operating expenses	$866.9	$767.6	12.9%	$2,484.0	$2,342.5	6.0%
Net operating income	$728.9	$659.1	10.6%	$1,989.8	$1,806.7	10.1%
Non-operating income(1)	$191.6	$43.0	n/m	$106.4	$370.3	n/m
Net income attributable to T. Rowe Price Group	$643.2	$545.9	17.8%	$1,589.3	$1,586.0	.2%
Diluted earnings per common share	$2.73	$2.23	22.4%	$6.66	$6.47	2.9%
Weighted average common shares outstanding assuming dilution	229.4	238.2	(3.7)%	231.9	239.0	(3.0)%

Adjusted non-GAAP basis(2)
Operating expenses	$830.5	$765.1	8.5%	$2,434.2	$2,286.3	6.5%
Net operating income	$768.0	$664.2	15.6%	$2,046.9	$1,869.2	9.5%
Non-operating income(1)	$25.6	$18.8	n/m	$50.2	$98.8	n/m
Net income attributable to T. Rowe Price Group	$602.7	$521.7	15.5%	$1,596.6	$1,480.4	7.8%
Diluted earnings per common share	$2.55	$2.13	19.7%	$6.69	$6.04	10.8%

Assets under Management (in billions)
Average assets under management	$1,292.9	$1,130.2	14.4%	$1,198.9	$1,091.5	9.8%
Ending assets under management	$1,310.4	$1,126.3	16.3%	$1,310.4	$1,126.3	16.3%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: “We continued to operate successfully during these unprecedented times. Following a powerful market rebound in the second quarter, the S&P 500 Index hit an all-time high in Q3, surpassing its February 2020 peak. Stocks retreated a bit in September, and apprehensions around the durability of the economic recovery loomed as Congress failed to agree on new fiscal stimulus legislation.

“In this period of uncertainty, we continue to anchor to our culture and remain focused on delivering for our clients and our stockholders. More than ever, strong long-term performance, outstanding client service, and broadly scaled investment capabilities are critical for active asset managers. In the third quarter:

▪Long-term investment performance remained strong. U.S. Equity, International Equity, and Multi-Asset continued to outperform on a long-term basis, with International Equity and Multi-Asset seeing particularly resilient results in the short-term. Fixed Income continued to show improvement, led by outperformance in our High Yield, Dynamic Global and Low Duration strategies.

▪Despite solid performance, firmwide net outflows of $5.3 billion were driven by ongoing pressure from passive in U.S. Equity, as well as a few institutional losses in U.S. Defined Contribution and some participant-level headwinds from the CARES Act. Nonetheless, we were pleased to see positive net flows in EMEA and APAC where we have been investing to strengthen our distribution capabilities.

▪We brought to market our first four active exchange-traded funds (ETFs) in early August. The Blue Chip Growth, Dividend Growth, Equity Income, and Growth Stock ETFs are now available on the major custodial platforms, which will bring our strategic investing capabilities to an even broader U.S. Intermediaries audience. We have been pleased with the investor interest and how our ETFs have traded to date.

▪We launched our sixth Japanese Investment Trust (ITM), the Global Technology ITM, and continued to develop our product pipeline, including a new Short Duration Income Fund, scheduled to launch in December, and the expansion of our sustainable product lineup.

▪With the recent publication of the Principles for Responsible Investment (PRI) ratings for 2020, we were pleased to receive an 'A+' rating across each of the modules we report on, marking the third consecutive year in which we have been above the median in every category. These high ratings are a reflection of our ongoing efforts to further-integrate environmental, social and governance (ESG) factors into our investment process.

▪Our balance sheet remained strong, and our approach to capital management remained unchanged. Buybacks of 1.1 million shares brought year-to-date repurchases to 10.8 million shares as of September 30.

“I am grateful to our associates for their ongoing commitment to delivering for our clients, and the resiliency that they continue to show through these extraordinary times.”

Assets Under Management
During Q3 2020, assets under management increased $90.4 billion to $1.31 trillion. This increase was driven by market appreciation, partially offset by net cash outflows of $5.3 billion. The firm acquired client contracts from PNC Bank in September 2020 that added $1.2 billion of stable value assets under management. Clients transferred
$2.4 billion in net assets from the U.S. mutual funds to collective investment trusts and other investment products, of which $1.6 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 9/30/2020				Nine months ended 9/30/2020
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$670.8	$327.5	$221.7	$1,220.0	$682.7	$313.8	$210.3	$1,206.8

Net cash flows before client transfers	(3.9)	(.1)	(1.3)	(5.3)	(8.0)	7.0	4.4	3.4
Client transfers(1)	(2.4)	—	2.4	—	(11.2)	1.5	9.7	—
Net cash flows after client transfers	(6.3)	(.1)	1.1	(5.3)	(19.2)	8.5	14.1	3.4
Net market appreciation and gains	51.8	26.9	15.9	94.6	53.1	32.0	14.3	99.4
Net distributions not reinvested	(.1)	—	—	(.1)	(.4)	—	—	(.4)
Acquired AUM	—	—	1.2	1.2	—	—	1.2	1.2
Change during the period	45.4	26.8	18.2	90.4	33.5	40.5	29.6	103.6

Assets under management at September 30, 2020	$716.2	$354.3	$239.9	$1,310.4	$716.2	$354.3	$239.9	$1,310.4

	Three months ended 9/30/2020				Nine months ended 9/30/2020
(in billions)	Equity	Fixed income, including money market	Multi-asset(2)	Total	Equity	Fixed income, including money market	Multi-asset(2)	Total
Assets under management at beginning of period	$718.9	$153.0	$348.1	$1,220.0	$698.9	$147.9	$360.0	$1,206.8

Net cash flows	(3.8)	4.7	(6.2)	(5.3)	.3	10.0	(6.9)	3.4
Net market appreciation and gains(3)	70.7	2.2	21.6	94.5	86.6	2.0	10.4	99.0
Acquired AUM	—	1.2	—	1.2	—	1.2	—	1.2
Change during the period	66.9	8.1	15.4	90.4	86.9	13.2	3.5	103.6
Assets under management at September 30, 2020	$785.8	$161.1	$363.5	$1,310.4	$785.8	$161.1	$363.5	$1,310.4
(1) Client transfers for subadvised funds and separate accounts as well as collective investment trusts and other investment products in the nine months ended September 30, 2020 have been updated to reflect an adjustment from the second quarter of 2020.
(2) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(3) Includes distributions not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $296.6 billion at September 30, 2020, compared with $284.2 billion at
June 30, 2020 and $292.4 billion at December 31, 2019. These portfolios experienced net cash outflows of
$5.5 billion in Q3 2020 and $5.0 billion in the first nine months of 2020.

Investors domiciled outside the United States accounted for 8.7% of the firm's assets under management at September 30, 2020 and 6.9% at December 31, 2019.

Financial Results
Net revenues earned in Q3 2020 were $1.6 billion, up 11.9% from Q3 2019. Average assets under management in Q3 2020 were $1.29 trillion, an increase of 14.4% from Q3 2019. The firm voluntarily waived money market advisory fees in Q3 2020 of $6.4 million to maintain positive yields for investors.
▪Investment advisory revenues earned in Q3 2020 from the firm's U.S. mutual funds were $939.5 million, an increase of 6.6% from Q3 2019. Average assets under management in these funds increased 9.0% to $708.8 billion in Q3 2020 from Q3 2019.

▪Investment advisory revenues earned in Q3 2020 from subadvised funds, separate accounts, collective investment trusts and other investment products were $529.8 million, an increase of 25.4% from Q3 2019. Average assets under management for these products increased 21.8% to $584.1 billion in Q3 2020 from Q3 2019.

▪The annualized effective fee rate of 45.2 basis points in Q3 2020 decreased compared to the 45.6 basis points earned in Q2 2020, primarily due to the impact of increased assets from higher market valuations in certain products with tiered-fee structures and higher Q3 2020 money market fee waivers. The Q3 2020 annualized effective fee rate also decreased from the 45.8 basis points earned in Q3 2019 due to client transfers within the complex to lower fee vehicles or share classes over the last twelve months and the money market fee waivers. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Administrative, distribution, and servicing fees in Q3 2020 were $126.5 million, an increase of 2.6% from Q3 2019. The increase was primarily attributable to higher retail transfer agent servicing activities. This increase was partially offset by lower 12b-1 revenue earned on certain share classes, including the Advisor and R classes, of the U.S. mutual funds as client transfers to lower fee vehicles and share classes over the last twelve months have reduced assets under management in these share classes.

Operating expenses in Q3 2020 were $866.9 million, an increase of 12.9% compared to Q3 2019. The increase in the firm's operating expenses from the 2019 quarter was primarily due to a $33.3 million increase in expenses related to the supplemental savings plan from higher market returns, higher salaries and annual bonus accrual, and the firm's continued strategic investments. The higher Q3 2020 expense related to the supplemental savings plan liability was largely offset by the non-operating gains earned on the investments used to economically hedge the related liability.

On a non-GAAP basis, the firm's operating expenses in Q3 2020 were $830.5 million, an 8.5% increase over
Q3 2019. The firm's non-GAAP operating expenses do not include the impact of the supplemental savings plan and consolidated sponsored products. The increase in non-GAAP operating expenses is largely attributable to higher salaries and annual bonus accrual and the firm's continued strategic investments.

▪Compensation and related costs were $552.3 million in Q3 2020, an increase of 18.4% compared to
Q3 2019. This increase was primarily related to the $33.3 million in higher expense for the supplemental savings plan, as strong market returns in Q3 2020 increased the liability compared with a minor increase from market returns in Q3 2019. Higher salaries and benefits due to a 5.6% increase in our average staff size and modest increases in base salaries at the beginning of 2020, as well as a higher annual bonus accrual, also contributed to the increase in 2020 costs. These increases were partially offset by higher labor capitalization related to internally developed software. The firm employed 7,635 associates at September 30, 2020, an increase of 3.7% from the end of 2019.

▪Distribution and servicing costs were $73.5 million in Q3 2020, an increase of 14.0% from
the $64.5 million recognized in Q3 2019. The increase was primarily driven by higher distribution costs as a                 result of continued inflows into our Japanese ITMs in Q3 2020 compared to Q3 2019.

▪Advertising and promotion expenses were $14.2 million in Q3 2020, a decrease of 17.0% over Q3 2019. The decrease was primarily driven by fewer conference and promotional events in Q3 2020 compared to Q3 2019.

▪Technology, occupancy, and facility costs were $115.6 million in Q3 2020, an increase of 8.5% from the $106.5 million recognized in Q3 2019. The increase was due to the ongoing investment in the firm's technology capabilities, including related depreciation and hosted solution licenses.

▪General, administrative, and other costs were $74.5 million in Q3 2020, a decrease of .9% compared with the $75.2 million recognized in Q3 2019. The decrease was primarily due to lower travel-related expenses that were largely offset by higher professional fees and third-party investment research costs.

For the first nine months of 2020, operating expenses on a GAAP basis increased 6.0% compared to the same period of 2019, and 6.5% on a non-GAAP basis. The firm is narrowing its full-year 2020 non-GAAP operating expense growth guidance from a range of 3%-6% to a range of 4%-6%. The firm's non-GAAP operating expense growth in Q4 2020 compared to Q4 2019 is expected to be lower than that experienced year-to-date. For 2021, the firm currently estimates that its non-GAAP operating expenses will grow in the range of 6%-9%. These ranges include investments in the firm's critical strategic initiatives to promote long-term growth of the business. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income. Non-operating income was $191.6 million in Q3 2020, as compared to non-operating income of $43.0 million in Q3 2019. The firm's consolidated investment products and supplemental savings plan hedge portfolio comprised about 70% of the net gains recognized during Q3 2020. The cash and discretionary investment portfolio added net investment gains of $25.6 million during Q3 2020. The components of non-operating income for Q3 2020 and Q3 2019 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 24.1% in Q3 2020 and 22.4% in Q3 2019. The Q3 2020 effective tax rate increased from Q3 2019 primarily due to lower estimated annual net income attributable to redeemable non-controlling interests held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income; and lower discrete tax benefits associated with option exercises. These impacts were partially offset by a lower state effective tax rate, resulting primarily from the remeasurement of deferred tax liabilities related to the firm's investment portfolio.

The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the third quarter and the first nine months of 2020 and 2019:

	Three months ended		Nine months ended
	9/30/2020	9/30/2019	9/30/2020	9/30/2019
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.9	4.4	4.1	4.4
Net income attributable to redeemable non-controlling interests	(.3)	(.8)	—	(.8)
Net excess tax benefits from stock-based compensation plans activity	(.8)	(1.2)	(1.3)	(.9)
Other items	.3	(1.0)	.2	.3
Effective income tax rate	24.1%	22.4%	24.0%	24.0%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to the redeemable non-controlling interests. The firm's non-GAAP effective tax rate increased to 24.1% in Q3 2020 compared with 23.6% in Q3 2019 primarily due to lower discrete tax benefits associated with option exercises in the 2020 period. For the year-to-date period, the non-GAAP effective tax rate was 23.9% in 2020, down from the 24.8% for the comparable 2019 period. The year-to-date decrease is primarily due to a lower effective state tax rate and higher discrete tax benefits associated with option exercises.

The firm estimates that its effective tax rate for the full year 2020, on a GAAP and non-GAAP basis, will be in the range of 23% to 25%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	9/30/2020	12/31/2019
Cash and cash equivalents	$2,228.2	$1,781.8
Discretionary investments	2,119.1	1,899.6
Total cash and discretionary investments	4,347.3	3,681.4
Redeemable seed capital investments	1,097.4	1,325.6
Investments used to hedge the supplemental savings plan liability	605.7	561.1
Total cash and investments in T. Rowe Price products	$6,050.4	$5,568.1

▪The firm's common shares outstanding were 226.4 million at September 30, 2020, compared with 235.2 million at the end of 2019.
▪In the first nine months of 2020, the firm expended $1.2 billion to repurchase 10.8 million shares, or 4.6%, of its outstanding common shares at an average price of $108.77, including $141.9 million to repurchase 1.1 million shares during Q3 2020.
▪The firm invested $155.4 million during the first nine months of 2020 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2020 to be approximately $230 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The firm has expanded its performance disclosures to include specific asset classes and AUM weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks. The following table presents investment performance for the one-, three-, five-, and 10-years ended
September 30, 2020. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median[1,2]
	1 year	3 years	5 years	10 years
Equity	60%	67%	70%	85%
Fixed Income	55%	61%	59%	62%
Multi-Asset	83%	80%	88%	90%
All Funds	65%	69%	72%	79%

% of U.S. mutual funds that outperformed passive peer median[1,3]
	1 year	3 years	5 years	10 years
Equity	63%	67%	59%	65%
Fixed Income	63%	60%	55%	40%
Multi-Asset	76%	68%	61%	92%
All Funds	67%	65%	58%	65%

% of composites that outperformed benchmarks[4]
	1 year	3 years	5 years	10 years
Equity	56%	59%	70%	73%
Fixed Income	49%	50%	52%	68%
All Composites	53%	56%	63%	71%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median[1,2]
	1 year	3 years	5 years	10 years
Equity	74%	79%	83%	92%
Fixed Income	49%	55%	55%	62%
Multi-Asset	91%	91%	97%	97%
All Funds	76%	80%	84%	90%

% of U.S. mutual funds AUM that outperformed passive peer median[1,3]
	1 year	3 years	5 years	10 years
Equity	77%	77%	73%	73%
Fixed Income	49%	46%	44%	34%
Multi-Asset	87%	91%	94%	96%
All Funds	77%	78%	76%	76%

% of composites AUM that outperformed benchmarks[4]
	1 year	3 years	5 years	10 years
Equity	59%	61%	67%	78%
Fixed Income	44%	47%	34%	73%
All Composites	56%	58%	62%	77%

As of September 30, 2020, 74 of 124 (60%) of our rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rate of four or five stars(5). In addition, 85%(5) of AUM in our rated U.S. mutual funds (across primary share classes) ended the third quarter of 2020 with an overall rating of four or five stars.

(1) Source: © 2020 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(2) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1-year, 3-year, 5-year, and 10-year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $456B for 1 year, $456B for 3 years, $456B for 5 years, and $449B for 10 years.
(3) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1-year, 3-year, 5-year, and 10-year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $436B for 1 year, $396B for 3 years, $394B for 5 years, and $377B for 10 years.
(4)Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1-year, 3-year, 5-year, and 10-year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,207B for 1 year, $1,195B for 3 years, $1,180B for 5 years, and $1,146B for 10 years.
(5) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%, 10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3-, 5-, and 10-year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2020 with the U.S. Securities and Exchange Commission later today. The
Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at
September 30, 2020.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's Form 10-Q for the third quarter for 2020 and 2019 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian.lewbart@troweprice.com	meghan.azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended		Nine months ended
Revenues	9/30/2020	9/30/2019	9/30/2020	9/30/2019
Investment advisory fees	$1,469.3	$1,303.4	$4,090.9	$3,767.8
Administrative, distribution, and servicing fees	126.5	123.3	382.9	381.4
Net revenues	1,595.8	1,426.7	4,473.8	4,149.2

Operating expenses
Compensation and related costs	552.3	466.3	1,542.0	1,441.0
Distribution and servicing	73.5	64.5	201.2	195.3
Advertising and promotion	14.2	17.1	52.5	58.5
Product-related costs	36.8	38.0	118.0	115.6
Technology, occupancy, and facility costs	115.6	106.5	332.3	309.5
General, administrative, and other	74.5	75.2	238.0	222.6
Total operating expenses	866.9	767.6	2,484.0	2,342.5

Net operating income	728.9	659.1	1,989.8	1,806.7

Non-operating income (loss)
Net gains on investments	84.6	32.1	100.6	194.0
Net gains on consolidated investment products	101.2	11.6	13.3	176.3
Other income (loss)	5.8	(.7)	(7.5)	—
Total non-operating income	191.6	43.0	106.4	370.3

Income before income taxes	920.5	702.1	2,096.2	2,177.0
Provision for income taxes	221.9	157.0	502.5	522.0
Net income	698.6	545.1	1,593.7	1,655.0
Less: net income (loss) attributable to redeemable non-controlling interests	55.4	(.8)	4.4	69.0
Net income attributable to T. Rowe Price Group	643.2	545.9	1,589.3	1,586.0
Less: net income allocated to outstanding restricted stock and stock unit holders	17.9	13.9	44.1	40.7
Net income allocated to T. Rowe Price Group common stockholders	$625.3	$532.0	$1,545.2	$1,545.3

Earnings per share
Basic	$2.75	$2.26	$6.73	$6.55
Diluted	$2.73	$2.23	$6.66	$6.47

Weighted-average common shares
Outstanding	227.0	234.9	229.5	235.8
Outstanding assuming dilution	229.4	238.2	231.9	239.0

The following table presents investment advisory revenues for the three- and nine-month periods ended
September 30, 2020 and 2019, including a separate break out of revenue earned from our multi-asset portfolios. Prior year amounts have been recast to conform with the current year presentation.

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended
	9/30/2020	9/30/2019	9/30/2020	9/30/2019
U.S. mutual funds
Equity	$636.3	$570.2	$1,750.6	$1,641.4
Fixed income, including money market	66.6	70.7	205.1	208.6
Multi-asset	236.6	240.1	683.1	707.6
	939.5	881.0	2,638.8	2,557.6
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	339.6	259.5	924.7	751.0
Fixed income, including money market	38.4	39.7	110.3	116.0
Multi-asset	151.8	123.2	417.1	343.2
	529.8	422.4	1,452.1	1,210.2
Total	$1,469.3	$1,303.4	$4,090.9	$3,767.8

Assets Under Management (in billions)	Average during
	Three months ended		Nine months ended		As of
	9/30/2020	9/30/2019	9/30/2020	9/30/2019	9/30/2020	12/31/2019
U.S. mutual funds
Equity	$433.4	$384.4	$398.9	$371.5	$442.3	$407.1
Fixed income, including money market	78.1	73.3	76.0	71.3	77.6	73.7
Multi-asset	197.3	192.8	189.1	190.4	196.3	201.9
	708.8	650.5	664.0	633.2	716.2	682.7

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	338.8	262.4	303.3	251.1	343.5	291.7
Fixed income, including money market	82.4	80.9	80.3	78.9	83.5	74.2
Multi-asset	162.9	136.4	151.3	128.3	167.2	158.2
	584.1	479.7	534.9	458.3	594.2	524.1
Total	$1,292.9	$1,130.2	$1,198.9	$1,091.5	$1,310.4	$1,206.8

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Nine months ended
(in billions)	9/30/2020	9/30/2020
U.S. mutual funds
Equity	$(4.4)	$(11.9)
Fixed income, including money market	1.4	3.4
Multi-asset	(3.3)	(10.7)
	(6.3)	(19.2)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	.6	12.2
Fixed income, including money market	3.3	6.6
Multi-asset	(2.9)	3.8
	1.0	22.6
Total net cash flows after client transfers	$(5.3)	$3.4

Non-Operating Income (in millions)	Three months ended		Nine months ended
	9/30/2020	9/30/2019	9/30/2020	9/30/2019
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$4.3	$18.1	$19.7	$52.2
Market related gains and equity in earnings	21.3	.7	30.5	46.6
Total net gains from cash and discretionary investments	25.6	18.8	50.2	98.8
Seed capital investments
Dividend income	.2	.2	1.4	1.0
Market related gains and equity in earnings	14.3	2.6	8.3	30.9
Net gain (loss) recognized upon deconsolidation	—	(.1)	.1	.1
Investments used to hedge the supplemental savings plan liability	33.3	1.7	29.2	44.8
Total net gains from non-consolidated T. Rowe Price investment products	73.4	23.2	89.2	175.6
Other investment income	11.2	8.9	11.4	18.4
Net gains on investments	84.6	32.1	100.6	194.0
Net gains on consolidated sponsored investment portfolios	101.2	11.6	13.3	176.3
Other income (loss), including foreign currency gains and losses	5.8	(.7)	(7.5)	—
Non-operating income	$191.6	$43.0	$106.4	$370.3

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Nine months ended
	9/30/2020			9/30/2019
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $164.5 of stock-based compensation expense and $144.0 of depreciation expense in 2020	$2,265.0	$(348.1)	$1,916.9	$2,028.1	$(527.4)	$1,500.7
Cash provided by (used in) investing activities, including $(155.4) for additions to property and equipment, $(240.3) of purchases and $381.9 of dispositions to T. Rowe Price investment products in 2020	(100.6)	47.5	(53.1)	(230.0)	153.3	(76.7)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(1,158.5)* and dividends paid of $(635.7) in 2020	(1,718.0)	298.7	(1,419.3)	(1,010.1)	387.1	(623.0)
Effect of exchange rate changes on cash and cash equivalents	—	3.4	3.4	—	(2.2)	(2.2)
Net change in cash and cash equivalents during period	$446.4	$1.5	$447.9	$788.0	$10.8	$798.8
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	9/30/2020	12/31/2019
Cash and cash equivalents	$2,228.2	$1,781.8
Accounts receivable and accrued revenue	714.8	646.6
Investments	3,030.8	2,939.8
Assets of consolidated T. Rowe Price investment products	2,442.3	2,276.9
Operating lease assets	139.2	110.8
Property and equipment, net	681.9	674.4
Goodwill	665.7	665.7
Other assets	231.7	234.4
Total assets	10,134.6	9,330.4
Supplemental savings plan liability	607.2	563.4
Total other liabilities, includes $46.5 at September 30, 2020, and $39.2 at December 31, 2019, from consolidated T. Rowe Price investment products	1,058.7	543.9
Redeemable non-controlling interests	1,340.2	1,121.0
Stockholders' equity, 226.4 common shares outstanding at September 30, 2020	$7,128.5	$7,102.1

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	9/30/2020
Cash and discretionary investments	$2,228.2	$1,834.7	$284.4	$4,347.3
Seed capital investments	—	326.2	771.2	1,097.4
Investments used to hedge the supplemental savings plan liability	—	605.7	—	605.7
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	2,228.2	2,766.6	1,055.6	6,050.4
Investment in UTI and other investments	—	264.2	—	264.2
Total cash and investments attributable to T. Rowe Price Group	2,228.2	3,030.8	1,055.6	6,314.6
Redeemable non-controlling interests	—	—	1,340.2	1,340.2
As reported on unaudited condensed consolidated balance sheet at September 30, 2020	$2,228.2	$3,030.8	$2,395.8	$7,654.8

* The $284.4 million and $771.2 million represent the total value at September 30, 2020, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $2,395.8 million at September 30, 2020, includes assets of $2,442.3 million less liabilities of $46.5 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended September 30, 2020 and 2019.

	Three months ended 9/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$866.9	$728.9	$191.6	$221.9	$643.2	$2.73
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.7)	4.4	(101.2)	(18.1)	(23.3)	(.10)
Supplemental savings plan liability(2)	(34.7)	34.7	(33.3)	.6	.8	—
Other non-operating income(3)	—	—	(31.5)	(13.5)	(18.0)	(.08)
Adjusted Non-GAAP Basis	$830.5	$768.0	$25.6	$190.9	$602.7	$2.55

	Three months ended 9/30/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$767.6	$659.1	$43.0	$157.0	$545.9	$2.23
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.1)	3.7	(11.6)	4.6	(13.3)	(.05)
Supplemental savings plan liability(2)	(1.4)	1.4	(1.7)	(.6)	.3	—
Other non-operating income(3)	—	—	(10.9)	.3	(11.2)	(.05)
Adjusted Non-GAAP Basis	$765.1	$664.2	$18.8	$161.3	$521.7	$2.13

The following schedules reconcile certain U.S. GAAP financial measures for the nine months ended September 30, 2020 and 2019.

	Nine months ended 9/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$2,484.0	$1,989.8	$106.4	$502.5	$1,589.3	$6.66
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.4)	11.7	(13.3)	(1.3)	4.1	.02
Supplemental savings plan liability(2)	(45.4)	45.4	(29.2)	6.2	10.0	.04
Other non-operating income(3)	—	—	(13.7)	(6.9)	(6.8)	(.03)
Adjusted Non-GAAP Basis	$2,434.2	$2,046.9	$50.2	$500.5	$1,596.6	$6.69

	Nine months ended 9/30/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$2,342.5	$1,806.7	$370.3	$522.0	$1,586.0	$6.47
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.3)	10.6	(176.3)	(23.7)	(73.0)	(.30)
Supplemental savings plan liability(2)	(51.9)	51.9	(44.8)	1.7	5.4	.03
Other non-operating income(3)	—	—	(50.4)	(12.4)	(38.0)	(.16)
Adjusted Non-GAAP Basis	$2,286.3	$1,869.2	$98.8	$487.6	$1,480.4	$6.04

(1)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 23.9% for 2020 and 24.8% for 2019. As such, the non-GAAP effective tax rate for three months ended September 30, 2020 and 2019 was 24.1% and 23.6%, respectively. The firm estimates that its effective tax rate for the full-year 2020 on a non-GAAP basis will be in the range of 23% to 25%.

(5)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended		Nine months ended
	9/30/2020	9/30/2019	9/30/2020	9/30/2019
Adjusted net income attributable to T. Rowe Price Group	$602.7	$521.7	$1,596.6	$1,480.4
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	16.8	13.3	44.1	37.7
Adjusted net income allocated to common stockholders	$585.9	$508.4	$1,552.5	$1,442.7